Citigroup Mamaged Futures LLC
                        731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 200549


Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registraion Statement on Form S-1
        File No. 333-117275


Ladies and Gentlemen:


     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to the Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated December 31, 2006 to the Partnership's prospectus dated May 1,2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                      Citigroup Diversified Futures Fund L.P.
                                  December 2006

The net asset value for Citigroup Diversified Futures Fund L.P. was $935.79 per unit at the end of December, up 0.8% for the month and up 0.5% year to date.

The Fund was positive for the month of December, as profits in currency, equity indices, and energy markets were sufficient to offset profit givebacks in fixed income, metals, and grains markets.

While economic growth in the U.S. remains uncertain, the overall economic data published in December was marginally stronger than markets anticipated, stabilizing the U.S. dollar decline initiated from the latter half of November. Profits were earned from trading in currency markets as both the Japanese yen and Swiss franc weakened against the dollar. Solid gains were realized in global equity indices markets as directional trading profited from the year-end rallies in various markets. Stronger than expected global economic data, restrained inflation and continued merger and acquisition activity pushed most global equity indices to near all-time highs. In energy markets, gains were secured mainly from fundamental trading in natural gas, as above average temperatures throughout the U.S. and Europe drove prices lower.

Losses were realized in the fixed income sector as bond prices reversed to the downside after positive surprises on economic data eased concerns of any immediate cut in interest rates by the monetary authorities. In the metals sector, declining prices of precious metals rendered losses for the Fund, deteriorating the appeal of markets such as gold, as the value of the dollar gradually appreciated during the month. Losses were also realized in grains markets as strong reversals in wheat prices augmented losses accumulated from the absence of price trends in the soybean markets.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                           For the Period December 1,
                            Through December 31, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized gains from trading             $7,150,213       0.79%
Change in unrealized gains/losses
     from trading                        3,619,987       0.40
                                       -----------      -----
                                        10,770,200       1.19
Less, Brokerage commissions
     and clearing fees ($251,680)        4,610,039       0.51
                                       -----------      -----
Net realized and unrealized gains        6,160,161       0.68
Interest Income                          2,942,684       0.33
                                       -----------      -----
                                         9,102,845       1.01
                                       -----------      -----
Less, Expenses:
     Management fees                     1,475,568       0.16
     Incentive fees                        161,905       0.02
     Other expenses                        217,420       0.03
                                       -----------      -----
                                         1,854,893       0.21
                                       -----------      -----
Net income                               7,247,952       0.80%
                                                        -----

Additions (13,174.1364 L.P. units
at November 30, 2006 net asset
value per unit of $928.41)              12,231,000
Redemptions (26,241.5255 L.P. units
at December 31, 2006 net asset
value per unit of $935.79)             (24,556,557)
                                       -----------
Decrease in net assets                  (5,077,605)
Net assets, November 30, 2006          900,145,622
                                       -----------
Net assets, December 31, 2006         $895,068,017
                                       ===========

Net asset value per unit
  ($895,068,017 / 956,484.5835 Units)      $935.79
                                           =======

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


By: /s/ Jennifer Magro
        --------------
        Jennifer Magro
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.